Exhibit 12(a)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

The following table sets forth Lamar Advertising’s ratio of earnings to fixed charges for the periods indicated.

	YEARS ENDED DECEMBER 31,					MARCH 31,
(dollars in thousands)	2010(2)	2011	2012	2013	2014	2015	2014(2)
Net (loss) income	$(38,970)	$6,858	$7,890	$40,139	$253,518	$40,716	$(4,837)
Income tax (benefit) expense	(22,746)	5,542	8,242	22,841	(110,092)	2,008	(3,487)
Fixed charges	254,098	239,842	227,520	221,584	182,472	44,206	49,135

Earnings	192,382	252,242	243,652	284,564	325,898	86,930	40,811

Interest expense, Net	185,681	170,524	156,762	146,112	105,152	24,530	30,223
Rents under leases representative of an interest factor (1/3)	68,052	68,953	70,393	75,107	76,955	19,585	18,821
Preferred dividends	365	365	365	365	365	91	91

Fixed charges	254,098	239,842	227,520	221,584	182,472	44,206	49,135

Ratio of earnings to fixed charges	0.8x	1.1x	1.1x	1.3x	1.8x	2.0x	0.8x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.
(2)	For the year ended December 31, 2010 and the three months ended March 31, 2014, earnings were insufficient to cover fixed charges by $61.7 million and $8.3 million, respectively.